UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13D

           Under the Securities Exchange Act of 1934
                       (Amendment No. 1)


                   Great American Bancorp, Inc.
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                        (Name of Issuer)


             Common, Stock Value - $0.01 Par Value
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                 (Title of Class of Securities)


                            38982K107
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                         (CUSIP Number)


                        George R. Rouse
                        1311 S. Neil
                        Champaign, IL 61820
                        (217) 356-2265
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   (Name, Address and Telephone Number of Persons Authorized to
    Receive Notices and Communications)


                        April 14, 2000
    -------------------------------------------------------
    (Date of Event which Requires Filing of This Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of the Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]


                                                        (Page 1 of 5 Pages)

CUSIP No. 38982K107

1.      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            George R. Rouse

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) [ ]
                                                          (b) [ ]
3.      SEC USE ONLY

4.      SOURCE OF FUNDS

            PF

5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS       [ ]
        REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6.      CITIZENSHIP OR PLACE OF ORGANIZATION

            United States

7.      SOLE VOTING POWER

            95,840 shares

8.      SHARED VOTING POWER

            Not Applicable

9.      SOLE DISPOSITIVE POWER

            91,736 shares

10.     SHARED DISPOSITIVE POWER

            Not Applicable

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
        REPORTING PERSON

            95,840 shares

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)         [ ]
        EXCLUDES CERTAIN SHARES

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            8.14%

14.     TYPE OF REPORTING PERSON

            IN
                                                        (Page 2 of 5 Pages)

     The purpose of this Amendment No. 1 to the previously filed Schedule 13D is to report additional shares acquired by Mr. George R. Rouse (the "Reporting Person") and to report that the ownership of the Reporting Person in the common stock of Great American Bancorp, Inc. (the "Company") has increased from 6.25% to 8.14% of the common shares outstanding.

Item 1.     Security and Issuer.

     No change.

Item 2.     Identity and Background.

     No change.

Item 3.     Source and Amount of Funds or Other Consideration.

     As of the date hereof, the Reporting Person is deemed to beneficially own 95,840 shares, including 9,775 shares purchased from the Company in an initial public offering pursuant to a stock subscription and held in an Individual Retirement Account, 25,160 shares purchased in open market transactions held in an Individual Retirement Account, 15,546 shares beneficially owned by the Reporting Person held by the trustee pursuant to the First Federal Savings Bank Employee Stock Ownership Plan ("ESOP"), 200 shares held jointly by the Reporting Person's spouse and children, 4,104 shares representing unvested stock awards granted under the 1995 Great American Bancorp, Inc. Incentive Plan ("Incentive Plan") and 41,055 additional shares representing shares underlying options granted under the Incentive Plan that are currently exercisable or exercisable within 60 days. The amount of consideration ($427,954) used to acquire the total 35,135 of purchased shares was derived from personal funds of the Reporting Person.

      A schedule of the shares, dates, and the prices per share acquired by the Reporting Person since the most recent filing on Schedule 13D is attached and marked as Exhibit 1 to Item 3.

Item 4.     Purpose of Transaction.

	      No change.

Item 5.     Interest in Securities of Issuer

	(a)	The Reporting Person beneficially owns 95,840 shares, representing
8.14% of the outstanding shares of the Company based upon outstanding shares as of March 31, 2000 of 1,176,915. The beneficially owned shares include
4,104 shares representing unvested stock awards granted under the Incentive
Plan and 41,055 shares underlying stock options granted under the Incentive
Plan which are currently exercisable or exercisable within 60 days.

		(b)	The Reporting Person has the sole power to vote and to dispose of the shares referred to in Item 5(a) with the exception of unvested stock awards, which may be voted as instructed by the Reporting Person, but which may not be disposed of until they are vested.

		(c)	Except as reported in Item 3 hereof, there has been no transaction in the Common Stock of the Company effected during the past sixty (60) days by the Reporting Person.

		(d)	With the exception of the Trustee for the trust holding unvested stock awards and the trustee for the Employee Stock Ownership Plan Trust, each of which has certain powers with respect to stock held in trust as provided by their respective trust agreements and respective plan documents, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities referred in Item 5(a).

		(e)	Not applicable.

                                                        (Page 3 of 5 Pages)

Item 6.     Contracts, Arrangements, Understandings or
            Relationships with Respect to Securities of the Issuer.

	     No change.

Item 7.     Material to be Filed as Exhibits

		A schedule detailing dates, shares purchased, and price per share of securities acquired by the Reporting Person since the most recent filing on
Schedule 13D is filed herewith as Exhibit 1 to Item 3.

		The Company's 1995 Incentive Plan disclosed in Item 6 is incorporated by reference into this document from the Company's Registration Statement on Form
S-8 filed with the SEC on May 23, 1996 file number 333-04491.


	                           SIGNATURES

		After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

    May 1, 2000                            /s/ George R. Rouse
-------------------------              ----------------------------------
	        Date                                     Signature

                                       George R. Rouse, President and CEO
                                       ----------------------------------
	                                                 Name/Title


                                                        (Page 4 of 5 Pages)

                        SCHEDULE 13D
                     EXHIBIT 1 TO ITEM 3
                      George R. Rouse

                           Price per Share
	         No. of Shares       (Excluding      Where        How
Date    Purchased (Sold)	    commissions)   Transacted  Transacted
----    ---------------    --------------- ----------  ----------

Non-Derivative Shares Acquired (Sold), Indirect Ownership:

12/31/98     2,999               N/A          GABI        (1)
02/14/99     4,106               N/A          GABI        (2)
02/14/99    (4,106)             14.50          OTC        (3)
04/15/99       200              15.50          OTC        (3)
07/23/99       315              14.75          OTC        (3)
10/22/99       275              13.50          OTC        (3)
12/31/99     2,649               N/A          GABI        (1)
01/24/00       400              12.75          OTC        (3)
02/14/00     4,106               N/A          GABI        (2)
02/14/00    (4,106)             11.375         OTC        (3)
04/14/00       300              13.00          OTC        (3)

Non-Derivative Shares, Indirect Ownership:

02/14/97     4,104               N/A          GABI        (4)

Derivative Shares, Direct Ownership:

02/14/00    10,263              14.00         GABI        (5)



(	1) Shares allocated to the Reporting Person held by the trustee of the First
Federal Savings Bank Employee Stock Ownership Plan.

(	2) Shares acquired on the dates indicated as stock awards pursuant to the
1995 Great American Bancorp, Inc. Incentive Plan.

(3) Transactions effected in the over-the-counter market ("OTC") through standard brokerage accounts. Shares purchased by the Reporting Person are held in an Individual Retirement Account.

(4) Shares represent unvested stock awards granted under the 1995 Great American Bancorp, Inc. Incentive Plan which vest at a rate of 20% per year beginning on February 14, 1997.

(5) Shares represent options granted under the 1995 Great American Bancorp, Inc. Incentive Plan which vested on February 14, 2000.


                                                          (Page 5 of 5 Pages)